Exhibit 99.1

Information about the proposed redomiciling to Singapore – Distribution of Practice Statement Letter

3 May 2024

The board of directors of BW LPG Limited (“BW LPG” or the “Company”) propose to implement a scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended (the “Bermuda Companies Act”) in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore in accordance with the provisions of Section 132G of the Bermuda Companies Act and Part 10A of the Singapore Companies Act 1967 (the “Redomiciliation”).

There will be a hearing on 15 May 2024 at 9:30 a.m. (Bermuda time) at which the Supreme Court of Bermuda will be asked to give directions as to the convening of a meeting of shareholders of the Company that are eligible to vote on the Scheme.

Please see the attached practice statement letter for further information about the proposed Scheme and the court hearing which has been distributed to the shareholders today. Further information about the Scheme and the effects of the Redomiciliation will be made available to the shareholders following the court hearing.

Subject to the Scheme being effective, the proposed Redomiciliation will be carried out by way of a discontinuance and continuance process, whereby the Company is continued into Singapore as the same company. Under Singapore law, the transfer of domicile will be a direct redomiciliation from Bermuda, and the Company will accordingly have the same assets and liabilities as prior to redomiciling. The board of directors and the management of the Company will also remain the same.

The Company’s name BW LPG and ticker on the Oslo Stock Exchange and the New York Stock Exchange will remain the same after the Redomiciliation. Following the Redomiciliation, the Company will have a new company registration number and the Company’s shares will have a new CUSIP and a new ISIN code, but the Company will retain its LEI code. The Company’s registered office will be the current office address in Singapore, 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore 117438.

The effective date of the Redomiciliation is expected to be in Q3 2024.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: samantha.xu@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, experienced employees and an in-house LPG trading division, BW LPG offers an integrated, flexible, and reliable service to customers. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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